UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Comisión Nacional del Mercado de Valores

C/Edison, 4

28006 – Madrid

Abengoa, S.A. (“Abengoa” or the “Company”), pursuant to article 228 of the Spanish Securities Market Act (Texto Refundido Ley del Mercado de Valores), informs the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following

Material fact (Hecho relevante)

In connection with the relevant fact sent to this Commission on 30 December 2015 (ref. nº233602) the Company announces that on the date hereof Alvarez&Marsal has presented to the Board of Directors of Abengoa the Viability Plan that defined the structure of the future activity of Abengoa.

In accordance with this plan, the Company will negotiate with its creditors a debt restructuring as well as the necessary recourses to continue its activity and operate in a competitive and sustainable manner in the future. At the operative level, the Company will develop its business focusing in the engineering and construction activities with both own and third party technology.

Seville, 25 January 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: January 26, 2016	By:	/s/ José Domínguez Abascal
Name: José Domínguez Abascal
Title: CEO